Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Receipt of the Israeli Electricity Authority’s Tariff Approval for Hadera Power Plant Expansion Project

Singapore, June 19, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced updates in respect of the Hadera expansion project, a combined-cycle natural gas-fired power plant, with an estimated capacity of approximately 850 MW, designated for construction on land adjacent to OPC’s Hadera power plant (the “Hadera Expansion Project”). OPC has announced  its receipt of tariff approval from the Israeli Electricity Authority in accordance with the regulatory framework expected to apply to the Hadera Expansion Project, as well as confirmation that the Hadera Expansion Project satisfies the conditions for financial closing.

The principal terms of the approval include: (i) the availability tariff which will apply for a period of approximately 25 years from the commercial operation date will be at a rate of 3.31 agorot, and (ii) sale of energy at the half-hourly market price, “SMP”.

For further information on the Hadera Expansion Project, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 3, 2026, May 21, 2026, May 20, 2026, March 2, 2026 and Kenon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “should,” or other similar expressions. These statements include statements relating to the Hadera Expansion Project, the capacity and other characteristics of the Hadera Expansion Project, including the terms of the tariff approval, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the commercial operation of the Hadera Expansion Project, scope of the relevant regulatory framework, risks related to the terms of the tariff approval, delays or faults in executing construction work on the Hadera Expansion Project, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.